UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

THE DOW CHEMICAL COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

2030 DOW CENTER, MIDLAND, MICHIGAN 48674

(Address of principal executive offices) (Zip Code)

Christine Lynch (508) 787-4718

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1—CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of The Dow Chemical Company’s Conflict Minerals Report is filed as Exhibit 1.02 hereto. This Form SD and the Conflict Minerals Report are publicly available on the Company’s website at www.dow.com/investor-relations/codes-of-conduct/responsible-sourcing-conflict-minerals, as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

SECTION 2—EXHIBITS

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02—Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE DOW CHEMICAL COMPANY

(Registrant)

/s/ JAMES R. FITTERLING
James R. Fitterling
President and Chief Operating Officer

Date: May 31, 2017